Exhibit 1.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED JULY 31, 2009

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT	2

COMPANY OVERVIEW	3

STRATEGY	3

CAPABILITY TO DELIVER RESULTS	4

QUARTERLY FINANCIAL INFORMATION	5

OVERVIEW OF ACTIVITY	6

McFaulds Lake Project	7

Eagle’s Nest Deposit	8

Blackbird Chromite Discovery	10

Other Ring of Fire Exploration Activity	10

OPTION AGREEMENTS AND JOINT VENTURES	10

LIQUIDITY AND CAPITAL RESOURCES	12

CONTRACTUAL OBLIGATIONS	14

RELATED PARTY AND OTHER TRANSACTIONS	14

DISCLOSURE CONTROLS AND PROCEDURES	14

CRITICAL ACCOUNTING ESTIMATES	15

RISKS AND UNCERTAINTIES	16

CHANGES IN ACCOUNTING POLICIES	20

RECENTLY ISSUED ACCOUNTING STANDARDS	21

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	23

OUTSTANDING SHARE INFORMATION	24

ADDITIONAL INFORMATION	24

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Noront Resources Ltd. (“Noront” or the “Company”) for the quarter ended July 31, 2009, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles. This discussion should be read in conjunction with the consolidated financial statements and the notes thereto. Additional Company information including the most recent Financial Statements can be accessed through the System for Electronic Document Analysis and Retrieval (“Sedar”) website at www.sedar.com and the Company’s website at www.norontresources.com. Information contained on the Company’s website is not incorporated herein and does not form part of this MD&A.

All financial measures are expressed in Canadian dollars unless otherwise indicated.

Unless otherwise indicated, a Qualified Person as defined by National Instrument 43-101, has reviewed and is responsible for the technical information contained in this MD&A.

This information is provided as at September 28, 2009.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters are forward-looking statements.

When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Examples of such forward looking statements include statements regarding financial results and expectations for fiscal year 2010 and beyond, such as, but not limited to, availability of financing, interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations, metal prices, demand for metals, currency exchange rates, cash operating margins, expenditures on property, plant and equipment, increases and decreases in exploration activity, changes in project parameters, joint venture operations, resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other factors and conditions.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those reliant on forward-looking statements. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein, and include unanticipated and/or unusual events. Many of such factors are beyond Noront’s ability to control or predict.

Readers of this MD&A are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty. Noront disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. These forward looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this MD&A.

COMPANY OVERVIEW

Noront is engaged in the acquisition, exploration and development of properties prospective in base metals, including: copper, nickel, platinum group metals, vanadium and chromite. The Company’s focus is its McFaulds Lake Project at McFaulds Lake (the McFaulds Lake Project), in the James Bay Lowlands, Ontario within a geological feature referred to as the Ring of Fire (“ROF”). The Company owns a 100% interest in three nickel-copper-platinum group metals discoveries known as “Eagle’s Nest” (Eagle One A, B and C), “Eagle Two” and “AT-12”, two chromite discoveries known as “Blackbird One” and “Blackbird Two” and a vanadium discovery known as “Thunderbird”.

Noront controls land claims, held directly or indirectly, through joint ventures, optioned claims and earn-in programs of approximately 120,000 hectares (300,000 acres) in the Ring of Fire area making Noront the largest claim holder in the region.

STRATEGY

The Company’s objective is to become a base metals producer through the development of its nickel-copper-platinum group metals (“Eagle”) and its chromite (“Blackbird”) discoveries. The Company’s strategy has been to define its most significant discoveries being Eagle One and Blackbird by completing an NI 43-101 resource compliant report; continue drilling at the site of Eagle One for associated deposits along what management believes is a magmatic conduit that could host other similarly important, potentially economic sulphide bodies; continue an active regional exploration program in the McFaulds Lake area; and develop a plan for infrastructure development.

Significant events for the three months ended July 31, 2009 and through the date of this report are:

•

Drilling on the Eagle One deposit has confirmed the presence of massive and semi-disseminated sulphide mineralization to a depth three times the depth of the previously known mineralization of the Eagle One deposit (“Eagle One A”). Per press release dated June 29, 2009, drilling intersected two zones of disseminated, semi-massive and massive sulphides, one from 269.54m to 510.69m (“Eagle One B”) and the other from 749.70m to 945.67m (“Eagle One C”). Per press release dated August 4, 2009, assays on “Eagle One B” and “Eagle Once C” returned grades consistent with grades of the “Eagle One A” deposit;

•	Micon International was engaged to complete a 43-101 resource report on the Company’s Blackbird chromite discoveries which is expected to be completed by the third quarter of fiscal 2010;

•

On July 21, 2009, the Company entered into a property option agreement with Eagle Hill Exploration Corporation (“Eagle Hill”) whereby Eagle Hill can earn up to a 75% interest in the Company’s 100% owned Windfall Lake Property, located in Quebec Canada. The Company will maintain a 25% carried interest with the option to convert said interest to a 2% net smelter return; and

•	On August 26, 2009, $25.0 million of flow through funds were raised to support the fiscal 2010 / 2011 exploration and development program.

CAPABILITY TO DELIVER RESULTS

The Company has sufficient financial resources to complete its planned exploration program and development activities for the remainder of calendar 2009 and 2010. At July 31, 2009, the Company had cash and cash equivalents of $9.3 million and working capital of $15.4 million. The Company raised an additional $25.0 million of flow through funds on August 26, 2009.

The Company is currently upgrading its management information and geological data management systems which will improve the data integrity and reporting capabilities to better support the company’s expanded exploration and development activities in the future.

QUARTERLY FINANCIAL INFORMATION

The following financial data are derived from the Company’s financial statements for the three months ended July 31, 2009 and 2008:

(expressed in $ thousands except per share amounts)	Three Months Ended July 31, 2009	Three Months Ended July 31, 2008
Income	51	367
Expenses	1,190	7,354
Severance	1,496	—
Net income/(loss)	(2,635)	(6,987)
Net income(loss) per share – basic and diluted	(0.02)	(0.05)
Cash flow from/(used in) operations	(2,363)	(2,629)
Cash, cash equivalents and restricted cash	9,299	43,957
Working Capital	15,434	44,584
Assets	77,269	88,531
Long-term Liabilities	150	495

(expressed in thousands except per share amounts) (quarterly results are unaudited)	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
Income	51	59	326	224	367	392	300	168
Expenses	1,190	1,064	2,031	3,019	7,354	1,107	2,395	447
Write-down of mining properties and deferred exploration	—	15,803	—	95	—	598	—	182
Write-down of marketable securities	—	350	—	—	—	—	—	—
Severance	1,496	—	860	852	—	—	—	—
Future income (tax) recovery	—	5,472	—	—	—	—	—	—
Net income/(loss)	(2,635)	(11,874)	(2,565)	(3,742)	(6,987)	264	(2,095)	(462)
Net income(loss) per share – basic and diluted	(0.02)	(0.08)	(0.02)	(0.03)	(0.05)	0.00	(0.02)	0.00
Cash flow from/(used in) operations	(2,363)	1,712	(5,982)	(1,255)	(2,629)	(658)	(1,043)	(138)
Cash, cash equivalents and restricted cash	9,299	19,674	30,488	24,632	43,957	55,831	19,768	26,009
Working Capital	15,434	24,798	33,549	20,327	44,584	54,781	21,411	29,061
Assets	77,269	79,867	98,002	91,047	88,531	91,124	44,143	39,046

Three Months Ended July 31, 2009 Compared to Three Months Ended July 31, 2008

Income is comprised of interest earned on deposits and management fees. The Company earned $20.0 thousand in interest income and $30.7 thousand in management fees for the quarter compared to $367.4 thousand in interest income and $nil in management fees for the prior year comparable period. The decrease in interest income is due to a lower average cash balance and lower yields earned on deposits.

Expenses are comprised of general and administrative expenses, amortization, and stock based compensation. The decrease in expenses from the prior year comparable period is primarily related to stock option expense of $0.16 million recognized during the period compared to $6.65 million recognized in the prior year comparable period. The increase in expenses excluding stock option expense is primarily related to:

•

An increase in office and general expenses which was primarily related to an increase of $111.3 thousand in Investor Relations, advertising and promotions and travel expenses over the prior year comparable period as a result of an increase in marketing activity related to the arrival of the new Chief Executive Officer;

•	An increase in professional fees of $76.1 thousand which included an increase in directors fees of $47.3 thousand and legal fees of $59.4 thousand; and

•	Expenditures related to the Windfall Lake property of $86.8 thousand were expensed as general exploration.

The Company also paid severance of $1.5 million which included $0.6 million of non-cash stock option expense to certain members of senior management pursuant to their employment contracts.

OVERVIEW OF ACTIVITY

The following financial data are for the three months ended July 31, 2009 and 2008:

Exploration Projects
McFaulds Lake Project -“Ring of Fire”, James Bay Lowlands, Northeastern Ontaro	7,603	5,397
Joint Venture
Garden Island Project, Quebec	43	352
Windfall Lake, Urban Township	—	4,051
Other	—	24

Total	$7,646	$9,806

Overview of the McFaulds Lake Project (Ring of Fire, James Bay Lowlands, Ontario)

From May 1, 2009 to July 31, 2009 $7.6 million was spent on exploration drilling and geophysical survey work. Drilling focused on further exploration drilling beneath Eagle One A, infill definition drilling on the Blackbird project, exploration drilling on the AT-12 conduit and anomaly diamond drilling on the central claims area. A total of 17,172 metres were drilled which compared to planned drilling of 16,000 metres.

Project activity during the quarter included:

•

Exploration drilling beneath the Eagle One A deposit has resulted in the discovery of two additional mineralized zones. Drilling in the later end of the quarter was focused on the newly discovered mineralized zones (Eagle One B and Eagle One C);

•

Completing the infill drilling required for an NI 43-101 Technical Report and resource estimate on the Blackbird chromite deposits, and engaging Micon International to carry out the NI 43-101 compliant resource estimate, which is expected in the third quarter of this year;

•	Further drilling on the AT-12 anomaly; the Company is currently reviewing the results along with the geophysical and geological data to further define future drill targets;

•

Anomaly drilling in the Central Claims area was carried out to test numerous airborne VTEM anomalies. The anomalies drilled are not a priority in the near term and will be reviewed as part of the geophysical and geological data review which will be completed in advance of our planned exploration program during the third quarter of 2010; and

•

Engaging Aecom to complete the environmental base line study that is required to create a baseline data base from which to compare future environmental monitoring functions as the McFaulds Lake project progresses.

As a result of the discovery of the additional mineralization below Eagle One A, the Company has accelerated their exploration program with the objective of increasing the Company’s resource estimate on Eagle One A to include Eagle One B and Eagle One C (the “Eagle’s Nest”). Drilling for the remainder of calendar 2009 will be focused on the Eagle’s Nest deposit.

In addition to drilling on the Eagle’s Nest deposit, other exploration work on the Company’s claims in the McFaulds Lake area will include:

•

An airborne gradient magnetometer survey over all of the Company’s properties which will provide enhanced drill targeting capabilities. The Company also plans to review all existing geophysical data over the Ring of Fire area in order to identify additional areas of interest and prioritize future drill targets; and

•

A geological study is planned during calendar 2009 in order to determine the age of the host rock which will offer insight into the formation of the Ring of Fire and will allow the Company to refine its exploration model in order to improve success rates.

As at July 31, 2009, the Company has spent $7.6 million of the $9.3 million budget allocated for the period from May to December 2009. A further $8.3 million has been allocated for drilling and exploration activity for the remainder of 2009 due to the recent success at Eagle’s Nest. A revised budget will be presented to cover exploration activity for calendar 2010 during the third quarter of this year.

Eagle’s Nest Deposit

During the fiscal quarter, hole NOT-09-49 tested below the known mineralization of Eagle One as defined by the Technical Report. Results indicate that nickel-copper sulphides, similar to those encountered in the initial Eagle One anomaly, continue below the previously interpreted limits of mineralization; defining what has been interpreted to be two additional lenses of nickel-copper sulphide mineralization to a depth of 1,000 metres. The second lens of disseminated to massive sulphide mineralization extends from a depth of 276 metres to 511 metres (“Eagle One B”) and the third lens extends from a depth of 759 metres to 956 metres (“Eagle One C”).

The following table summarizes the drill results obtained on Eagle One B and Eagle One C:

HOLE ID	FROM m	TO m	INT. m	MINERALIZATION TYPE	Ni %	Cu %	Pt g/t	Pd g/t	Au g/t	Ag g/t
NOT-09-45 EAGLE 1B- LENS
	445.68	460.30	14.62	Overall	0.77	0.27	0.43	1.30	0.06	0.52
Incl.	445.68	446.83	1.15	Disseminated	0.39	0.18	0.48	0.88	0.03	0.23
and	446.83	447.19	0.36	Massive	3.27	2.28	1.00	7.18	0.21	3.04
and	447.19	454.38	7.19	Disseminated	0.42	0.09	0.29	0.68	0.03	0.07
and	454.38	460.30	5.92	Net Textured	1.12	0.38	0.56	1.77	0.09	0.98
NOT-09-46				No Significant Assays
NOT-09-47 EAGLE 1B- LENS
	362.80	364.95	2.15	Massive	6.11	1.56	1.71	5.98	0.10	3.76
NOT-09-48				No Significant Assays
NOT-09-49 EAGLE 1B- LENS
	269.21	270.98	1.77	Massive	5.16	3.04	0.69	6.45	0.07	8.10
	270.98	306.68	35.70	Disseminated	0.48	0.13	0.33	1.03	0.02	0.25
	306.68	485.52	178.84	Overall	1.19	0.53	0.87	2.01	0.10	1.32
Incl.	306.68	308.68	2.00	Massive	2.53	1.97	0.39	4.68	0.11	4.94
and	308.68	312.84	4.16	Disseminated	0.63	1.22	3.89	1.70	0.05	2.31
and	312.84	344.56	31.72	Net Textured	1.12	0.66	1.26	2.12	0.07	1.79
and	344.56	404.15	59.59	Disseminated	0.57	0.26	0.73	1.23	0.15	0.55
and	404.15	464.69	60.54	Net Textured	1.39	0.58	0.66	2.20	0.08	1.53
and	464.69	469.34	4.65	Semi Massive	5.29	1.29	0.59	5.29	0.16	2.77
and	469.34	485.52	16.18	Net Textured	1.70	0.55	0.77	2.72	0.07	1.34
	510.43	511.75	1.32	Semi Massive	1.05	1.15	5.04	3.14	0.10	4.05
NOT-09-49 EAGLE 1C- LENS
	796.20	945.67	149.47	Overall	2.43	1.09	1.04	5.10	0.58	4.32
Incl.	796.20	852.88	56.68	Net Textured	2.11	0.63	1.17	4.36	0.10	2.92
and	852.88	866.41	13.53	Semi-massive	1.66	3.12	2.13	5.40	0.58	8.99
and	866.41	893.14	26.73	Net Textured	1.54	1.28	1.18	4.69	2.53	5.18
and	893.14	916.82	23.68	Massive	5.18	1.04	0.19	7.92	0.10	5.18
and	916.82	937.82	21.00	Net Textured	2.52	0.97	0.42	5.34	0.08	3.66
and	937.82	945.67	7.85	Net Textured	0.66	0.68	1.91	2.16	0.16	2.55

Subsequent to the quarter end, the company released additional results from drilling on the Eagle One B and Eagle One C lenses that are summarized in the following table:

HOLE ID	FROM (m)	TO (m)	INT. (m)	MINERALIZATION TYPE	NI %	CU %	Pt g/t	Pd g/t	Au g/t	Ag g/t
NOT-09-51				NO SIGNIFICANT RESULTS
NOT-09-52				NO SIGNIFICANT RESULTS
Eagle 1C
NOT-09-53	854	880.4	26.4	Net Textured	1.29	0.39	0.72	2.91	0.07	1.76
NOT-09-53W1	873.3	928	54.7	Net Textured/Massive	2.31	1.91	1.43	5.77	0.24	6.37
Including	917.9	926	8.1	Massive	5.04	2.83	1.14	8.60	0.05	8.26
NOT-09-54				ABANDONED BEFORE ZONE
Eagle 1B
NOT-09-55	501.5	507.3	5.8	Net Textured	1.26	0.42	0.51	1.91	0.11	1.43
NOT-09-56	526.4	595	68.6	Net Textured/Massive	1.99	0.94	1.05	3.57	0.12	2.90
Including	526.7	532	5.3	Massive	4.77	1.95	0.84	6.75	0.11	4.34
NOT-09-57	545.2	596.0	50.8	Net Textured/Massive	1.94	1.05	1.38	3.38	0.15	3.13
NOT-09-58	431.9	441.3	9.4	Net Textured	1.30	0.52	1.07	1.90	0.06	1.30

Drilling for the remainder of 2009 will include defining the extent of mineralization at Eagle One B; infill drilling at Eagle One A, to attempt to both upgrade and increase the existing resource; and defining the extent of mineralization at Eagle One C. The Company plans to drill approximately 20,000 metres from September to December 2009.

Subsequent to the quarter end, the Company brought in two larger drills and directional drilling equipment capable of drilling 1,500m holes. The current plan includes drilling deep “pilot holes” targeting the lower limit of the Eagle One C lens. These pilot holes can then be used to wedge additional holes, allowing both lateral and vertical testing of Eagle One C without the expense and time necessary to drill several hundred metres of barren waste rock.

Blackbird Chromite Discovery

Two zones of massive-disseminated chromium (Cr2O5) mineralization were identified approximately 2 kilometres southeast of Eagle One within the main ultramafic sill defining the Ring of Fire. These zones, known as Blackbird One and Blackbird Two, have been drill traced from surface on roughly 50 metre centers. The deposits remain open at depth. The mineralization grades in excess of 40% Cr203 with Chromium to Iron (“Cr:Fe”) ratios as high as 2.2 enabling it to be directly sold to ferrochrome producers with minimal processing required.

During the winter drill program and the beginning of the current period, the delineation drilling required for an NI 43-101 Technical Report and resource estimate was completed. The Company has since engaged Micon International to complete the Technical Report and resource estimate; the Company expects to have the Technical Report completed in the third quarter of fiscal 2010.

Other Ring of Fire Exploration Activity

Noront has a 100% interest in one third of the claim units (“Northern Claims”) and a 1% NSR on two thirds of the claim units of claims staked jointly by Noront, Baltic Resources Inc. (“Baltic”) and Temex Resources Corp. (“Temex”) collectively the Staking Syndicate (the “Staking Syndicate”) in the McFaulds Lake Area. A total of 120 mining claims comprising 1,900 claim units totaling 76,000 acres (the “Claims”) were acquired on behalf of the staking syndicate.

During the quarter, the Company completed its planned drilling of its substantial land holdings in the Northern Claims area of the Ring of Fire including the Central, Winisk, Oval Lake and Northeastern claim groups from a base camp at Oval Lake. All the geophysical anomalies tested on these properties were attributed to barren iron formation and early in July 2009 this program was completed.

OPTION AGREEMENTS AND JOINT VENTURES

Company Operated Joint Ventures

The Company is the operator of an exploration program on a property located 20 kilometers northeast of the Eagle One deposit subject to an option agreement with an arm’s length private company. The private company has the right to earn a 50% interest in the property consisting of 10 claims, by spending a total of $2.3 million over a three year period from March 27, 2008 to March 27, 2011.

The initial proposed budget was completed and the Company is awaiting the results of the program in order to determine whether further work is warranted.

Non-Company Operated Joint Ventures

FREEEWEST JOINT EXPLORATION AGREEMENT

On May 14, 2008, the Company entered into a joint exploration agreement with Freewest Resources Canada Inc (“Freewest”) to explore an airborne geophysical anomaly, situated at the boundary of claims owned by the two companies approximately 8 kilometres northeast of the Eagle One deposit in the McFaulds Lake area.

Under the terms of the agreement Freewest will contribute 68 acres (27.5 hectares) comprising a small portion of their 100%-owned property. Noront in turn, will contribute 70 acres (28.3 hectares) of their adjoining property to collectively form the joint-venture property. Freewest and Noront shall share exploration costs on a 50%-50% basis and will share any mineralization found on the Property on a similar basis. Freewest is the operator of the initial exploration program, which is to be agreed upon by both parties. The Company is expecting to receive the budget for its approval in the second quarter of fiscal year 2010.

PROBE JOINT VENTURE AGREEMENT

On May 19, 2009, the Company entered into a Joint Venture Agreement with Probe Mines Limited (“Probe”) covering 87 claims approximately 8 kilometres northeast of the Eagle One Deposit. Under the terms of the joint venture the Company has been granted a 50% interest in the property and is responsible for its proportionate share of expenditures. Probe is the operator and the exploration program and budget are required to be approved by the Company.

An initial $0.5 million exploration budget was approved by the Company with Noront’s share being 50%. Probe has commenced a 2,000m drilling program on the property to define the chromite mineralization discovered during previous work on the property. The Company expects to review the results of this program during the second quarter of this year.

GOLDEN VALLEY

Golden Valley is a joint venture located in the northern portion of the Ring of Fire and operated by White Pine Resources Ltd. (“White Pine”). The initial drill program to assess geophysical targets north of Oval Lake commenced during fiscal 2009. The large property surrounds a copper-zinc discovery by Metalex Ventures Ltd. and a total of fourteen holes were completed at the joint venture in the fiscal year yielding two copper-zinc anomalies. As per the terms of the option agreement, White Pine Resources and Noront are earning a 33.3% interest each in the property from Golden Valley Minerals Ltd.

White Pine Resources recently commissioned, on behalf of the joint venture, an airborne geophysical survey (ZTEM) over the property. Once the interpretation of the results of this survey is received, it is anticipated that White Pine will propose a new drilling program to test any anomalies identified in this survey.

GARDEN ISLAND, QUEBEC

The Garden Island property is comprised of 568 mining claims totaling 23,763 hectares, most of which are in Pascalis, Manneville and Senneville townships, which lie along a northwest-southwest trending Abitibi volcanic greenstone belt.

The Company has earned a 50% interest in the Garden Island gold, base-metal property as a result of an amended option agreement (July 10, 2008) entered into with a private arms length Quebec company, TSR Resources Inc. (“TSR”).

During fiscal 2009, the Company contributed $0.7 million to the exploration program that included 3,400 metres of anomaly drill testing during the first five months of calendar 2009. The large property was flown with an airborne EM and magnetometer. The property was geologically mapped and trenched during the 2008 calendar year. In addition, the most favourable anomalies were ground surveyed and screened for diamond drill testing. The early 2009 winter program saw the completion of fourteen drill holes totaling six anomaly systems. Although most of the holes intersected favourable felsic volcanic rocks with minor base metal sulphide mineralization, the anomalies were attributed to graphitic sediments and / or barren iron sulphide mineralization.

The operator TSR has recommended a small work program for the remainder of 2009, that includes some trenching along the favourable felsic volcanic horizons and additional ground geophysical surveys to follow up on areas untested by airborne geophysics.

WINDFALL LAKE PROJECT, URBAN TOWNSHIP, QUEBEC

Per the press release dated July 21, 2009, the Company has entered into a property option agreement with Eagle Hill Exploration Corporation pursuant to which Eagle Hill may earn up to a 100% interest subject to a 2% net smelter royalty in the Company’s 100% owned Windfall Lake Property, located in Quebec, Canada. The agreement is subject to a financing condition and regulatory approval.

LIQUIDITY AND CAPITAL RESOURCES

As at July 31, 2009, the Company had working capital of $15.4 million and a cash position (cash, equivalents and restricted cash) of $9.3 million compared to $24.8 million and $19.7 million respectively as at April 30, 2009. The lower working capital and cash and cash equivalents balance was due to $7.9 million of exploration funding requirements and corporate overhead for the period.

As a result of an $18.9 million flow-through financing completed in early December 2008 and a $25.0 million flow-through financing completed in August of 2009, the Company continues to have a strong cash and working capital position. The Company has sufficient working capital to fund the anticipated exploration program and corporate activities for the remainder of 2009 and throughout 2010. Surplus funds are invested in a blend of high interest savings accounts in order to provide liquidity while minimizing risk.

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received from the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties. Proceeds raised are being used for continued exploration of Noront’s properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital.

Noront has no credit facilities with financial institutions. The Company’s financial instruments consist of cash, marketable securities, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, the Company does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of cash and cash equivalents, accounts receivable, accounts payable and taxes payable approximate the carrying values.

The Company has raised sufficient capital to further explore and develop its properties and projects in the coming year. Management anticipates raising additional equity financing to fund exploration and development activities past calendar 2010. However, the timing and ability to do so will depend on the liquidity of the financial markets as well as the acceptance of investors to finance resource based junior companies, in addition to the results of the Company’s exploration programs and the acquisition of additional projects.

CONTRACTUAL OBLIGATIONS

At July 31, 2009, the company has fulfilled its spending commitment on Canadian exploration activity related to the $18.9 million flow-through share financing, which occurred on December 4, 2008.

Subsequent to quarter end, the company raised an additional $25 million of flow-through funds which the Company has a commitment to spend on eligible Canadian exploration activity by December 31, 2010.

RELATED PARTY AND OTHER TRANSACTIONS

During the three months ended July 31, 2009, $44,000 (three months ended July 31, 2008 - $nil) was paid or payable for management services to a company controlled by an officer and director of the Company. Included in accounts payable as at July 31, 2009 is $28,792 (April 30, 2009 - $40,425) owed with respect to these services and ancillary expense reimbursements.

During the three months ended July 31, 2009, $14,000 (three months ended July 31, 2008 - $nil) was paid or payable for management services to a company controlled by an officer and director of the Company. Included in accounts payable as at July 31, 2009 is $18,675 (April 30, 2009 - $33,191) owed with respect to these services and ancillary expense reimbursements.

During the three months ended July 31, 2009, $256,434 (three months ended July 31, 2008 - $46,333) was paid or payable to a company controlled by an officer and former Director of the company for consulting services, inclusive of a $200,000 management severance payment. The officer and former director was also reimbursed for out of pocket expenses which were incurred in the normal course of operations. Included in accounts payable as at July 31, 2009 is $23,100 (April 30, 2009 - $19,662) owed with respect to these services and ancillary expense reimbursements.

The above noted transactions are in the normal course of business and are measured at the exchange amount, as agreed upon by the parties.

DISCLOSURE CONTROLS AND PROCEDURES

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that:

(i)	the audited annual financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made as of the date of and for the periods presented by the audited annual financial statements; and

(ii)	the audited annual financial statements present fairly in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited annual financial statements.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), the Company utilizes the Venture Issuer Basic Certificate which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

CRITICAL ACCOUNTING ESTIMATES

Deferred Mining Property Acquisition and Exploration Expenditures

Noront capitalizes mining property acquisition costs and related exploration expenditures which are to be amortized when production is attained or the balance thereof written off should the property be disproven through exploration or abandoned. On an ongoing basis, the Company evaluates deferred expenditures relating to each property to assess whether there has been impairment in value. The Company recognizes write-downs for impairment where the carrying value of the mining property exceeds its estimated long term net recoverable value. Recoverable value is estimated based upon current exploration results and upon management’s assessment of the future probability of positive cash flows from the property or from the sale of the property.

Future Site Restoration Costs

The Company has an obligation for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

Stock Options

The Black-Scholes option valuation model used by the Company to determine fair values for stock-based compensation was developed for use in estimating the fair value of freely traded options. This model requires input of highly subjective assumptions including future stock volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate; therefore, the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

RISKS AND UNCERTAINTIES

Noront’s business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Noront common shares should be considered speculative.

Mineral Exploration

The business of exploration for minerals and mining involves a high degree of risk. A relatively small proportion of properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercial ore on any of the mineral properties in which the Company holds interest or intends to acquire an interest, and the proposed exploration program is an exploratory search for ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. The Company has limited experience in the development and operation of mines and has relied on and may continue to rely upon consultants and others for exploration and operating expertise. The economics of developing gold, base metal and other mineral properties is affected by many factors including the cost of operations, variation of the grade of ore mined, and fluctuations in the price of any minerals produced.

Additional Funding Requirements and Potential Dilution

Noront has no current or foreseeable prospect of generating significant revenues. Accordingly, the success of the Company is dependent, among other things, on obtaining sufficient funding to enable the Company to explore and develop its properties. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The Company will require new capital to continue to operate its business and to continue with exploration on its mineral properties, and there is no assurance that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company’s shareholders.

As of September 28, 2009, the Company has 163,631,957 shares outstanding, 10.07 million stock options outstanding with a weighted average exercise price of $1.66 expiring between 2009 and 2014, and no warrants outstanding. The issuance of common shares of the Company upon the exercise of options and/or warrants will dilute the ownership of the Company’s current shareholders. The Company may also issue additional securities convertible into common shares of Noront in the future, the conversion of which would result in further dilution to the shareholders of the Company.

Continuation of Operating Losses

The Company does not have a long historical track record of operating upon which investors may rely. Consequently, investors will have to rely on the expertise of the Company’s management. Further, the Company’s properties are in the exploration stage and are not commercially viable at this time. The Company does not have a history of earnings or the provision of return on investment, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Title to Mineral Properties (Ownership Rights)

Although title to the Properties has been reviewed by or on behalf of Noront, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada and Noront’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be limited. Noront has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, Noront may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

Resource Estimates

The resource information presented in this document are based on estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. Such figures have been determined based upon assumed metal prices. Future production could differ dramatically from estimates due to mineralization or formations different from those predicted by drilling, sampling and similar examinations or declines in the market price of the metals may render the mining of some or all of the resources as uneconomic.

Economic

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any mineral products discovered. The prices of mineral products have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Commodity Price Risk

The ability of the Company to develop its mining properties and the future profitability of the Company is directly related to the market price of gold and base minerals.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees, contractors and consultants.

Environmental

The Company’s operations are subject to environmental regulations promulgated by local, provincial and federal government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

First Nations

Noront is committed to working in partnership with our local communities and First Nations in a manner which fosters active participation and mutual respect. Noront works towards minimizing negative project impacts, encouraging certain joint consultation processes, addressing certain decision making processes and maintaining meaningful ongoing dialogue not only for the Company but for all participants in the Ring of Fire region.

Many of Noront’s contractors and suppliers live and work in the local communities. The Company regularly consults with communities proximal to the Company’s exploration activities to advise them of plans and answer any questions they may have about current and future activities. The objective is to operate to the benefit of the shareholders and the local communities using the resources and the environment today without compromising the long-term capacity to support post exploration and ultimately post mining land uses.

First Nations in Ontario are increasingly making lands and rights claims in respect of existing and prospective resource projects on lands asserted to be First Nation traditional or treaty lands. Should a First Nation make such a claim in respect of the Properties and should such claim be resolved by government or the courts in favour of the First Nation, it could have a material adverse affect on the business of Noront.

Joint Ventures and Option Agreements

Noront Resources enters into option agreements and joint ventures as a means of gaining property interests and raising funds. Any failure of any partner to meet its obligations to Noront or other third parties, or any disputes with respect to third parties’ respective rights and obligations could have a material adverse affect on such agreements. In addition, Noront may be unable to exert direct influence over strategic decisions made in respect to properties that are subject to the terms of these agreements.

Legal

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Noront Resources and cause increases in expenditures or exploration costs or reduction in levels of activities on our exploration projects, or require abandonment or delays in the development of new exploration properties.

Regulations and Permitting

The operations of the Company may require licenses and permits from various local, provincial and federal governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, or mining operations, on its projects.

Uninsurable Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties, personal injury or death, environmental damage, delays in exploration, and monetary losses and possible legal liability. Where Noront considers it practical to do so, it maintains insurance in amounts believed to be reasonable, including coverage for directors’ and officers’ liability and fiduciary liability and others.

Such insurance, however, contains exclusions and limitations on coverage. Accordingly, Noront’s insurance policies may not provide coverage for all losses related to Noront’s activities (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material and adverse effect on Noront’s results of operations and financial condition. Noront cannot be certain that insurance will be available to the Company, or that appropriate insurance will be available on terms and conditions acceptable to the Company. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Dependence On Key Employees, Contractors And Management

Noront currently has a small executive management group, which is sufficient for the Company’s present stage of activity. Given that our success to date has depended, and in the future will continue to depend, in large part on the efforts of the current executive management group, the loss of a significant number of the members of this group could have a material adverse effect on the Company, its business and its ability to develop its projects. Noront does not maintain key person life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse on the Company.

The mining industry has been impacted by increased worldwide demand for critical resources including industry consultants, engineering firms and technical experts. These shortages have caused increased costs and delays in planned activities. Noront is also dependent upon a number of key personnel, including the services of certain key employees and contractors. Noront’s ability to manage its activities, and hence its success, will depend in large part on the efforts of these individuals. Noront faces intense competition for qualified personnel, and there can be no assurance that Company will be able to attract and retain such personnel.

Conflict Of Interest

Certain directors or proposed directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective May 1, 2008, the Company adopted new accounting recommendations for the Canadian institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”. This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. This disclosure is contained in note 3 to these consolidated financial statements.

Financial Instruments

Effective May 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”. This disclosure is contained in note 4 to these consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The application of its new standard had no impact on the Company’s consolidated financial statements as at and for the year ended April 30, 2009. The Company is continually evaluating its counterparties and their credit risks.

Mining Exploration Costs

On March 27, 2009, the Emerging issues Committee of the CICA approved an abstract EIC-174, Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at April 30, 2009.

Recently Issued Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a combination. It is equivalent to the corresponding provisions of International Financial Reporting Standards IAS 27 – Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Goodwill and Intangibles

On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (AcSB) has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, including Noront, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended July 31, 2011.

The Company is in the process of developing its IFRS implementation plan to prepare for this transition. To date, the Company has completed the initial assessment of the key areas where changes to current accounting policies may be required. During fiscal 2010, the Company will be performing detailed analysis to further assess the areas that will require a change to accounting policies, and those which have accounting policy alternatives available under IFRS.

Analysis will be required for all current accounting policies, however the initial key areas for detailed analysis include:

•	Deferred exploration expenditures,

•	Property, plant and equipment,

•	Impairment of assets,

•	Provisions, including remediation provisions,

•	Stock options (share-based payments), and

•	First-time adoption of International Financial Reporting Standards (IFRS 1)

As the detailed analyses of the each of the key areas progresses, other elements of the Company’s IFRS implementation plan will be addressed including the implication of changes to accounting policies, processes or financial statement note disclosures on information technology, internal controls, contractual arrangements and employee training.

The table below summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	Complete

Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	Throughout fiscal 2010

Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Throughout fiscal 2010

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	Q4 fiscal 2010 – Q2 fiscal 2011

Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	Q4 fiscal 2010 – Q2 fiscal 2011

Management and employee education and training.	Throughout the transition process

Quantification of the Financial Statement impact of changes in accounting policies.	Throughout fiscal 2011

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the Company’s general and administrative expenses and resource property costs is available in the Company’s consolidated financials for the quarter ended July 31, 2009.

OUTSTANDING SHARE INFORMATION

As at July 31, 2009
Authorized	Unlimited
Issued and outstanding shares	154,703,457
Options outstanding	9,220,000
Fully diluted	163,923,457

ADDITIONAL INFORMATION

Additional information relating to Noront is available on the Internet at the SEDAR website www.sedar.com, and is available on the Company’s website located at www.norontresources.com.